UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 1, 2024

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In the Matter of

ZHIDING YUEMEI TECHNOLOGY CO., LTD
Building 8, Jingdongbei Science and Technology Industrial Park
Daxing District, Beijing, China

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-273786

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ZHIDING YUEMEI TECHNOLOGY CO., LTD filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

ZHIDING YUEMEI TECHNOLOGY CO., LTD has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on July 1, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief